Exhibit 99.B(g)(3)

AMENDMENT

TO

AMENDED AND RESTATED CUSTODIAN SERVICES AGREEMENT

This Amendment (“Amendment”) is made as of the 7th day of November, 2018, by and between PNC FUNDS (the “Fund”) and THE BANK OF NEW YORK MELLON (as assigned from PFPC Trust Company) (“BNY Mellon”).

BACKGROUND:

A.                                    BNY Mellon and the Fund entered into an Amended and Restated Custodian Services Agreement dated as of June 30, 2010, as amended (the “Agreement”) relating to BNY Mellon’s provision of custodian services to the Fund.

B.                                    The parties desire to amend the Agreement as set forth herein.

TERMS:

The parties hereby agree that:

1.                                      All references in the Agreement to “The PNC Financial Services Group, Inc.” are deleted and replaced with “The Bank of New York Mellon Corporation”.

2.                                      Section 6 of the Agreement is hereby amended and supplemented by (i) revising references in the last two sentences of the first paragraph of Section 6 to “this Section 6” to refer to “this paragraph of Section 6” and (ii) adding a second paragraph as follows:

“Centralized Functions. The Bank of New York Mellon Corporation is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Mellon Group”).  The BNY Mellon Group may centralize functions including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers. Solely in connection with the Centralized Functions and notwithstanding any other inconsistent provision in this Agreement, (i) the Fund consents to the disclosure of and authorizes BNY Mellon to disclose information regarding the Fund (“Customer-Related Data”) to the BNY Mellon Group and to its third-party service providers who are subject to confidentiality obligations with respect to such information and (ii) BNY Mellon may store the names and business contact information of the

Fund’s employees and representatives on the systems or in the records of the BNY Mellon Group or its third party service providers. Notwithstanding any other inconsistent provision in this Agreement, the BNY Mellon Group may aggregate Customer-Related Data with other data collected and/or calculated by the BNY Mellon Group and the BNY Mellon Group will own all such aggregated data, provided that the BNY Mellon Group shall not distribute within BNY Mellon Group or to third parties such aggregated data in a format that identifies Customer-Related Data with the Fund. Subject to the foregoing terms of this paragraph, BNY Mellon will employ reasonable safeguards designed to protect the confidentiality of Customer-Related Data which are appropriate to the type of information concerned. In the event of a known unauthorized disclosure of the Fund’s account holdings or transaction information (i) BNY Mellon will notify the Fund promptly upon learning of such disclosure and relevant facts relating thereto as known at the time, (ii) BNY Mellon will keep the Fund informed as to the progress of its investigation and response with respect to such disclosure and (iii) BNY Mellon will conduct a root cause analysis of the reasons for and circumstances of such disclosure and will use reasonable efforts to implement measures designed to prevent a reoccurrence of a disclosure of a similar nature.”

3.                                      Section 14 (a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(a)         Unless terminated pursuant to its terms, this Agreement shall continue until July 1, 2021 (the “Initial Term”).”

4.                                      Section 19 of the Agreement is hereby amended and supplemented by adding a new sub-section (n) as follows:

“(n)         Sanctions.

(i)            Throughout the term of this Agreement, the Fund (A) shall maintain, and comply with, either on its own account or through the Fund’s transfer agent, BNY Mellon Investment Servicing (US) Inc. (the “Transfer Agent”), an Economic Sanctions Compliance Program which includes measures to accomplish effective and timely scanning of all relevant data with respect to incoming or outgoing assets or transactions; (B) shall ensure that neither the Fund nor any of its affiliates, directors or officers is an individual or entity that is, or is owned or controlled by an individual or entity that is: (1) the target of Sanctions, or (2) located, organized or resident in a country or territory that is, or whose government is, the target of Sanctions; and (C) shall not, directly or indirectly, use the Accounts in any manner that would result in a violation of Sanctions.

(ii)           The Fund will promptly provide, or will cause the Transfer Agent (as its agent) to promptly provide, to BNY Mellon such information as  BNY Mellon reasonably requests in connection with the matters referenced in this Section 19(n), including information regarding the Accounts, the assets held or to be held in the Accounts, the source thereof, and the identity of any individual or entity having or claiming an interest therein (to the extent known, or to the extent the same should reasonably be known, by the Fund).  BNY Mellon may decline to act or provide services in respect of any Account, and take such other actions as it, in its reasonable discretion, deems necessary or advisable, in connection with the matters referenced in this Section 19(n).   If BNY Mellon declines to act or provide services as provided in the preceding sentence, except as otherwise prohibited by applicable law or official request, BNY Mellon will inform the Fund as promptly as reasonably practicable.

(iii)          For purposes of this Section 19(n), “Economic Sanctions Compliance Program” means those programs, policies, procedures and measures designed to ensure compliance with, and prevent violations of, Sanctions and “Sanctions” means all economic sanctions, laws, rules, regulations, executive orders and requirements administered by any governmental authority of the U.S. (including the U.S. Office of Foreign Assets Control), and the European Union (including any national jurisdiction or member state thereof), in addition to any other applicable authority with jurisdiction over the Fund.

(iv)          Notwithstanding any other provision of this Section 19(n), the Fund shall not be liable under or in breach of this Section 19(n) (A) for the failure of the Transfer Agent to perform a function contemplated in this Section 19(n) that it has been retained by the Fund (or otherwise undertaken) to perform or (B) for the failure of the Transfer Agent to provide information to BNY Mellon as reasonably requested by BNY Mellon.”

5.             Miscellaneous.

(a)         Capitalized terms not defined in this Amendment shall have the same meanings as set forth in the Agreement. In the event of a conflict between the terms hereof and the Agreement, this Amendment shall control.

(b)         As hereby amended and supplemented, the Agreement shall remain in full force and effect.

(c)          The Agreement, as amended hereby, constitutes the complete understanding and agreement of the parties with respect to the subject matter thereof and supersedes all prior communications with respect thereto.

(d)         This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The facsimile signature of any party to this Amendment shall constitute the valid and binding execution hereof by such party.

(e)          This Amendment shall be governed by the laws of the State of Delaware, without regard to its principles of conflicts of laws.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers designated below on the date and year first above written.

PNC FUNDS

By:	/s/ John F. Kernan
Name:	John F. Kernan
Title:	Vice President

THE BANK OF NEW YORK MELLON

By:	/s/ Robert C. Jordan
Name:	Robert C. Jordan
Title:	Managing Director